# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 05/15/2026
Amends the filing with accession number 0002005138-26-000004
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley &, Daytona Railway and Land Co. LLC, 5753 Highway 85 N PMB 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway & Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 23,772; shared voting power 0; sole dispositive power 23,772; shared dispositive power 0; aggregate amount beneficially owned 23,772 (7.1% of the class)
  Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 25, 2026 (as amended and supplemented, the "Schedule 13D"), and amends and supplements the Schedule 13D Amendment No. 1 and the Schedule 13D Amendment No.2 originally filed with the SEC on April 24, 2026. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed to make amendments to the Schedule 13D as follows:

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own 23,772 shares of the Issuer's Series A Preferred Stock, representing 7.1% of the Issuer's outstanding Series A Preferred Stock, which is calculated based on 336,944 shares of Series A Preferred Stock outstanding as of March 31, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons has sole voting and dispositive power of 23,772 shares of Series A Preferred Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Series A Preferred Stock.
Transactions in the class effected during the past sixty days: The transactions in the Series A Preferred Stock by the Reporting Person since the filing of the Amendment No. 2 to Schedule 13D on April 24, 2026, are set forth in Exhibit 99.A and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.A - Transactions in the Issuer's Securities Since the Amendment No. 2 to Schedule 13D Filing on April 24, 2026

## Signatures
- Bradley & Daytona Railway & Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (05/15/2026)